EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name	State in which Subsidiary Organized
AirComp, LLC	Texas
Mountain Compressed Air	Texas
Strata Directional Technology, Inc.	Texas
Allis-Chalmers Tubular Services, Inc.	Texas
Safco Oil Field Products, Inc.	Texas
Diamond Air Drilling Services, Inc.	Texas
Marquis Bit Co., LLC	New Mexico
Downhole Injection Services, LLC	Texas
Delta Rental Service, Inc.	Louisiana
Capcoil Tubing Services, Inc.	Texas
Specialty Rental Tools, Inc.	Louisiana